FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated February 25, 2025

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 25 February, 2025

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 25 February 2025
Directorate Change

Exhibit 99

Unilever PLC Board Update

Fernando Fernandez to succeed Hein Schumacher as Chief Executive Officer

Board is committed to further accelerating Growth Action Plan and building Unilever into global industry leader

Company reaffirms 2025 outlook and medium-term guidance

Unilever today announced that Hein Schumacher is stepping down as Chief Executive Officer and as a Board Director on 1 March 2025 by mutual agreement and will leave the company on 31 May 2025.

Fernando Fernandez, currently Unilever Chief Financial Officer and Executive Director, will be appointed Chief Executive Officer effective from 1 March 2025. Prior to becoming CFO in January 2024, Fernando had a successful tenure as President of Beauty & Wellbeing, one of Unilever's fastest growing businesses. In previous roles as President Latin America, CEO Brazil and CEO Philippines he led some of the company's best performing markets, delivering strong financial results while developing exceptional talent.

Unilever Chairman Ian Meakins said: "On behalf of the Board, I would like to thank Hein for resetting Unilever's strategy, for the focus and discipline he has brought to the company and for the solid financial progress delivered during 2024. Hein introduced and led a significant productivity programme and the commencement of the Ice Cream separation, both of which are fully on track. The Growth Action Plan (GAP) has put Unilever on a path to higher performance and the Board is committed to accelerating its execution. We are grateful for Hein's leadership, and we wish him the very best for the future."

Speaking of Fernando's appointment as CEO, Ian Meakins said: "The Board has been impressed with Fernando's decisive and results-oriented approach and his ability to drive change at speed. He partnered in the development of the GAP and in driving the productivity programme. He has a strong track record of performance and portfolio management, a love of brands and a profound knowledge of Unilever's operations.

"While the Board is pleased with Unilever's performance in 2024, there is much further to go to deliver best-in-class results. Having worked with Fernando closely over the last 14 months, the Board is very confident in his ability to lead a high performing management team, realise the benefits of the GAP with urgency, and deliver the shareholder value that the company's potential demands."

Hein Schumacher said: "It has been a privilege to lead Unilever. We have made real progress and I am proud of what we have achieved in a short period of time. With a clear strategy, a portfolio reset in motion and a strong leadership team in place, I look forward to seeing Unilever move from strength to strength in the future."

Fernando Fernandez said: "Being appointed as CEO of Unilever is an honour. Our focus will be on building a future-fit portfolio with an attractive growth footprint and delivering unmatched functional and perceivable superiority across our top 30 power brands. I have full confidence in our team's ability to propel Unilever to a global industry-leading position and create substantial value for our shareholders. I would like to thank Hein for his values-led leadership and the performance focus he has brought to the business. I wish him every success for the future."

A thorough internal and external search process is being initiated to appoint a permanent CFO. From 1 March 2025, Srinivas Phatak, currently Unilever's Deputy Chief Financial Officer and Group Controller, will become acting CFO. Srinivas has served in global and local senior finance, strategy and supply chain roles including a successful term as CFO of Hindustan Unilever Limited. Srinivas' leadership qualities and his broad experience will enable him to partner Fernando in successfully executing Unilever's strategy.

There is no change to Unilever's 2025 outlook or the company's medium-term guidance.

This announcement contains inside information. This is a public announcement pursuant to Article 17 Paragraph 1 of the European Market Abuse Regulation (596/2014), including as it forms part of UK law.

Summary of remuneration in respect of Directorate changes

New CEO

Fernando will receive Fixed Pay of Euro 1,800,000 and be eligible to participate in an annual bonus and Performance Share Plan awards, all in line with Unilever's existing remuneration policy.

Full details will be set out in the Remuneration Report.

Departing CEO

Hein will continue to receive his current level of Fixed Pay (Euro 1,850,000) up to the cessation of his employment on 31 May 2025. He will then be eligible for a payment in lieu of the remainder of his notice period.

Hein will be treated as a good leaver under the Remuneration Policy for the purposes of his outstanding incentives.

Additional details for Hein will be set out in the Section 430(2B) disclosure that will be made available on the Company's website following his departure from the Board, and will also be set out in the Remuneration Report.

ENDS

Enquiries

Media:

Unilever Press Office

press-office.london@unilever.com

Investors:

Investor Relations Team investor.relations@unilever.com

About Unilever

We are a global consumer goods business with a portfolio of Beauty & Wellbeing, Personal Care, Home Care, Foods and Ice Cream brands. Our products are used by 3.4 billion consumers every day from household necessities to premium indulgences. We have around 120,000 employees and generated €60.8bn turnover in 2024.

For more information about Unilever and our brands, please visit www.unilever.com.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, including with relation to Unilever's share buyback, its purpose and timetable. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'seek', 'continue', 'projected', 'estimate', 'achieve' or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current beliefs, expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements are based upon current beliefs, expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.

The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2023 and the Unilever Annual Report and Accounts 2023 available on our corporate website www.unilever.com.